SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. __________ )


                           CommerceFirst Bancorp, Inc.
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                                (Name of Issuer)


                     Common Stock, $.01 Par Value per share
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                         (Title of Class of Securities)


                                    200845105
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                                 (CUSIP Number)

                                  T/R Partners
                       c/o 535 Madison Avenue, 37th Floor
                             New York, NY 10022-4212
                       (212) 759-0340; Attn: Barbara Warga
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 4, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 200845105

1    NAME OF REPORTING PERSONS

     T/R Partners

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [_]
                                                                     (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC,

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0

8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     97,654

9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0

10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     97,654

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     97,654

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.41%

14   TYPE OF REPORTING PERSON*

     PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 200845105

1    NAME OF REPORTING PERSONS

     Mike Rosinus

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [_]
                                                                     (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC, PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     5,000

8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     97,654

9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     5,000

10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     97,654

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,654

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.69%

14   TYPE OF REPORTING PERSON*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 200845105

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $.01 par value of CommerceFirst Bancorp, Inc. that may be deemed to be beneficially owned T/R Partners and Mike Rosinus and to disclose the intent of the foregoing persons and entity as discussed in Items 4 and 5 below.

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Item 1.  Security and Issuer.

The name of the issuer is CommerceFirst Bancorp, Inc., a Maryland corporation (the "Issuer"). The address of the Issuer's offices is 1804 West Street, Suite 200, Annapolis, Maryland, 21401. This Schedule 13D relates to the Issuer's Common Stock, $.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by T/R Partners, a New York general partnership and Mike Rosinus, a United States citizen (collectively the "Reporting Persons"), whose business addresses are located at c/o T/R Partners, 535 Madison Avenue, 37th Floor, New York, NY 10022-4212.

     (d) None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

A) As of the date hereof, T/R Partners may be deemed to beneficially own 97,654 Shares, of which all Shares are allocated among the accounts of either Tiedemann Rosinus Ltd. or Tiedemann Rosinus L.P. (the "Clients"). The funds for the purchase of the Shares held by T/R Partners came from the working capital of T/R Partners.

The total cost of the Shares T/R Partners is deemed to beneficially own is $1,057,357.50.

B) As of the date hereof, Mike Rosinus may be deemed to beneficially own 102,654 Shares. Of the 102,654 Shares, Mr. Rosinus is deemed to beneficially own, 97,654 Shares are held in the account of T/R Partners over which Mr. Rosinus may be deemed to have investment discretion.

The funds for the purchase of the Shares held in the account of T/R Partners and which Mr. Rosinus has investment discretion came from the working capital of T/R Partners. Mr. Rosinus is also the beneficial owner of the 5,000 Shares held in his personal accounts, which were purchased using his personal funds.

The total cost of the Shares Mike Rosinus may be deemed to beneficially own is $1,109,857.50.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

The shares were acquired solely for investment purposes.

The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer as they deem appropriate.

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Item 5.  Interest in Securities of the Issuer.

A) As of the date hereof, T/R Partners may be deemed to be the beneficial owner of 97,654 Shares, constituting 5.41% of the 1,803,583 Shares outstanding as of April 27, 2005, according to the Issuer's most recently filed Form 10-QSB.

         T/R Partners has the power to vote or direct the vote of 97,654 Shares to which this filing relates.

         T/R Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by T/R Partners on behalf of the Clients during the past 60 days are set forth in Schedule B and were all effected in broker transactions.

         The 97,654 Shares were acquired for investment purposes.

B) As of the date hereof, Mike Rosinus may be deemed to be the beneficial owner of 102,654 Shares, constituting 5.69% of the 1,803,583 Shares outstanding as of April 27, 2005, according to the Issuer's most recently filed Form 10-QSB.

         Mr. Rosinus has the power to vote or direct the vote of 102,654 Shares to which this filing relates.

         Mr. Rosinus specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Rosinus during the past 60 days are set forth in Schedule B and were all effected in broker transactions.

         The 102,654 Shares were acquired for investment purposes.

         The Reporting Persons and/or the Reporting Persons on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

         The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of this
Schedule 13D. However, the Reporting Persons reserve the right to engage in any or all actions contained in Item 4 in the future as they deem appropriate.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.
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Item 7.  Material to be Filed as Exhibits.

None.
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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      June 3, 2005
                                               ---------------------------------
                                                         (Date)




                                                       /s/  Mike Rosinus
                                                       -----------------
                                                            Mike Rosinus


                                                       T/R Partners

                                                       By:  /s/ Mike Rosinus
                                                            ----------------
                                                                Mike Rosinus
                                                                Partner

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

         The undersigned agree that this Schedule 13D dated June 3, 2005 relating to the Common Stock, $.01 par value of CommerceFirst Bancorp, Inc. shall be filed on behalf of the undersigned.



                                                       /s/  Mike Rosinus
                                                       -----------------
                                                            Mike Rosinus


                                                       T/R Partners

                                                       By:  /s/ Mike Rosinus
                                                            ----------------
                                                                Mike Rosinus
                                                                Partner

                                   Schedule B

       Transactions in shares by investment funds that may be deemed to be beneficially owned by T/R Partners Mike Rosinus


Date                           Price Per Share($)               Number of Shares

Purchases
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February 23, 2005              577,500.00                       55,000
May 4, 2005                    337,500.00                       30,000
May 5, 2005                    142,357.00                       12,654


       Transactions in shares that are beneficially owned by Mike Rosinus


Date                           Price Per Share($)               Number of Shares

Purchases
---------

February 23, 2005              10.50                            5,000



Transfers














79575.0050 #572717